Exhibit 1

Media Release

2 October 2007

Westpac to acquire RAMS franchise distribution business for $140 million

Westpac Banking Corporation today announced that it has reached agreement to acquire RAMS franchise distribution business for $140 million payable in cash.

The business to be acquired includes the RAMS brand, franchise network and associated mortgage origination and servicing systems and contracts needed to run the distribution business.

Acquiring the RAMS franchise network will provide a new growth option for Westpac.  It will add an additional retail channel and extend Westpac’s retail footprint by more than 10 per cent via an additional 92 stores operated by 53 franchisees. Today’s announcement is another step in Westpac’s continuing investment in its distribution capability and its customer reach.

In order to provide certainty for RAMS franchisees, Westpac is also assuming the rights and obligations between RAMS and its franchisees.

Westpac is not acquiring the ASX listed RAMS Home Loans Group Ltd or its existing mortgage book.

Westpac, if various conditions are met, will fund up to $500 million of mortgages settled from 15 November 2007 until the formal completion of the acquisition which is expected in early January 2008. This funding should be sufficient for franchisees to conduct their normal business until completion. However, funding will cease if shareholder approval is not obtained.

Subject to RAMS shareholders approving the transaction and other conditions being met, Westpac will work with RAMS to refinance its extendable commercial paper program at its expiry in the first quarter, 2008. Westpac will provide up to $1.5 billion to fund either part or all of the program, subject to satisfactory structuring, pricing and formation of a syndicate.

Westpac’s Chief Executive Officer, David Morgan, said the acquisition will separate out RAMS franchise distribution business from its funding arm.

“The RAMS franchise model has proven to be successful and this transaction will allow it to continue,” Dr Morgan said.

“This creates a sustainable future for franchisees and the RAMS brand. At the same time, the funding arrangements should provide support for the financing of RAMS’ existing mortgage book.

“Acquiring this business extends our Australian distribution footprint and reach and dove-tails into Westpac’s existing growth plans,” he said.

Westpac will operate the RAMS franchise network under the RAMS brand and separately from the existing Westpac channels. These arrangements minimise disruption for RAMS customers, franchisees and employees. Westpac also intends to maintain existing supplier contracts related to the franchise distribution business.

Dr Morgan said: “We will retain and support RAMS’ current management, including CEO, Greg Kolivos to drive future growth. We also see an attractive opportunity to provide RAMS franchisees with a broader range of home loans and additional products such as personal loans, credit cards and general insurance.

“We look forward to welcoming the RAMS team and the franchisees and their employees into the Westpac family.”

The combination of funding and the agreement on the franchise distribution business for cash, makes this an attractive proposal for RAMS shareholders.

The acquisition requires the approval of RAMS’ shareholders which is expected towards the end of this year. The proposed transaction is expected to be completed in early January 2008.

ABN AMRO is Westpac’s financial adviser, Allens Arthur Robinson its legal adviser and Ernst & Young has acted as financial accountant.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443

Andrew Bowden
Investor Relations
Westpac Banking Corporation
Ph: 02 8253 4008